Mail Stop 4561

July 12, 2007

Mr. Gregory F. Hughes
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY   10170

>   **Re: SL Green Realty Corp.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed 02/28/07**
>   **File No. 001-13199**

Dear Mr. Hughes:

We have reviewed your response letter dated June 8, 2007 and have the following additional comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 2 – Significant Accounting Policies

Investment in Unconsolidated Joint Ventures, page 56

1.   We note your response to comment 3; you state that the minority partner approves the annual budget related to all of these joint ventures. Please further tell us what happens if the minority partner blocks the approval of the annual budget. Tell us if the budget simply defaults to the prior year budget adjusted for inflation. If so, please tell us how you determined that this right is a substantive participating right of the minority partner. For reference, please see Example 6 of EITF 04-5.

2.   Furthermore, please tell us if the minority partners have any substantive
        participating rights related to the purchase or sale of properties.

Note 3 – Property Acquisitions

2006 Acquisitions, page 61

3.   We note your response to comment 4. You state that since Jeff Sutton repaid his
        obligation to you and 21 West 34th Street and 25 West 34th Street were no longer
        collateral for the Green Loans, you determined that you should deconsolidate 21
        West 34th Street and 25 West 34th Street. However, it still appears to us that
        although Jeff Sutton repaid his loans to you regarding 21 and 25 West 34th Street,
        he still does not have an equity investment "at-risk" in the ventures for these
        loaned amounts since he used payments received from the ventures to repay his
        loans to you. Please explain. For reference, please see paragraph 5(a)(3) of FIN
        46(R).

4.   We note your response to comment 5; you state that you have accounted for your
        investment in 55 Corporate Drive using pro-rata consolidation. Please provide us
        with more details regarding the ownership structure of this property including
        whether or not the undivided interests are subject to joint control by the owners,
        you and Gramercy. Tell us if the approval of both owners is required for
        decisions regarding the financing, development, sale, or operations of the
        property. For reference, please see paragraph 11 of SOP 78-9.

Note 6 – Investment in Unconsolidated Joint Ventures, page 65

5.   We note your response to comment 6; it appears that 800 Third Avenue
        Associates, LLC may be a variable interest entity in which you hold variable
        interests. Please provide us with your detailed analysis of this entity under FIN
        46(R).

Note 14 – Stockholders' Equity

2003, 2005, and 2006 Long-Term Outperformance Compensation Program, pages 74 and
75

6.   We note your response to comment 8; we note that you applied forfeiture
        discounts ranging from 36% to 41.8% in determining the fair value of the awards.
        However, under SFAS 123, it is not appropriate to factor in the possibility of
        forfeiture into the fair value of an award. Please explain.

7.   We note your response to comment 9; please tell us in more detail how you determine the amount of shares to be included in the denominator of your diluted earnings per share calculation for your 2005 and 2006 Long-Term Outperformance Compensation Programs.

8-K dated January 25, 2007

Exhibit 99.1: Financial Statements of Reckson Operating Partnership, L.P. as of and for the year ended December 31, 2006

Note 6 – Commercial Real Estate Investments, page 15

8.   We note your response to comment 16. You state that Reckson LPT has substantive kick-out rights in removing RAML as the "Responsible Entity" of Reckson LPT. However, on page 15 of the Exhibit, Reckson discloses that Reckson Holdings has the right to cause the liquidation of RAOC in the event that RAML is replaced as Reckson LPT's Responsible Entity. Therefore, it does not appear that the kick-out rights would be considered substantive. Please explain. See paragraph 7(B)(2) of EITF 04-5 for reference.

9.   Furthermore, please revise your analysis under FIN 46(R) based on the kick-out rights not being substantive, if applicable.

10-Q for the quarter ended March 31, 2007

Condensed Consolidated Statements of Cash Flows, page 6

10.   We note that you had financing cash inflows from "other financing activities" in an amount of $523 million in the three months ended March 31, 2007. Please tell us and in future filings disclose what is included in "other financing activities".

11.   We note that you have included "net proceeds from common stock issued for Reckson Merger" amounting to $1 billion as a financing cash flow; however, it is unclear to us what this amount represents. Per your condensed consolidated statement of stockholder's equity on page 5, we note that you issued 8,994 shares of your common stock as consideration for the purchase of all of the outstanding shares of common stock of Reckson Associates Realty Corp., however we do not note the issuance of any shares for cash. Please tell us if this amount represents the amount of cash acquired in the Reckson Merger. If so, please tell us why you have not presented the amount of cash paid as consideration for the purchase of Reckson, net of cash acquired, as a separate line in investing cash flows.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief